VIA EDGAR

June 2, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Anna Abramson

Re:	Red Cat Holdings, Inc. Registration Statement on Form S-3 Filed May 6, 2022 File No. 333-264768

Dear Ms. Abramson:

We write on behalf of Red Cat Holdings, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated May 20, 2022, commenting on the Company’s Registration Statement on Form S-3 filed May 6, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement on Form S-3

Risk Factors, page 8

1.              We note the disclosure in your Form 8-K filed May 5, 2022 that you received notice from the Nasdaq that you are not currently in compliance with its rules for continued listing. Please disclose the risks related to this notice and the risks of a potential delisting both in this registration statement and in future filings.

Response: In response to this comment, the Company has amended the Registration Statement to include a risk factor regarding the notice from Nasdaq and the attendant risks of a potential delisting. This risk factor will be disclosed where appropriate in any future filings until the issue is resolved.

2.              We note that your forum selection provision identifies a state or federal court located within Washoe County, Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether or not this provision applies to actions arising under either the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to this comment, the Company has amended the Registration Statement to include a risk factor regarding the potential unenforceability of the forum selection clause in its articles of incorporation, and to address the related matters discussed in this comment.

Selling Shareholders, page 8

3.              Update the Selling Shareholders table to reflect the percentage of the class to be owned by each security holder after completion of the offering. Refer to Item 507 of Regulation SK.

Response: In response to this comment, the Company has amended the Registration Statement to add a column indicating the percentage of the Company’s common stock to be owned by each selling shareholder after completion of the offering.

Incorporation of Certain Documents by Reference, page 12

4.              We note that you incorporate by reference into the prospectus specified reports. Please provide the hyperlinks required by rule 411(d) of the Securities Act.

Response: In response to this comment, the Company has amended the Registration Statement to add a hyperlink to each prior SEC filing that has been incorporated by reference.

5.              Please revise to make clear that you incorporate by reference all of your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: In response to this comment, the Company has amended the Registration Statement to make the clarification requested by this comment.

Item 16. Exhibits and Financial Statement Schedules, page 14

6.              Please provide an active hyperlink directly to each exhibit. Refer to Item 601(a)(2) of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to provide a hyperlink to each exhibit on the exhibit table.

7.              We note that the legality opinion refers to Form S-1. Please update the opinion to refer to the correct form type.

Response: In response to this comment, the Company has filed a revised legality opinion as new Exhibit 5.1 to the registration statement.

General

8.              With regard to the acquisition of Teal Drones, please add disclosure about the consideration payable upon achievement of certain milestones. We note that the earn-out consideration may result in the Company issuing additional shares of common stock depending on revenue targets. Consider whether an update on these milestones or risk factor disclosure about potential dilution are warranted.

Response: In response to this comment, the Company has amended the Registration Statement to to: (1) provide on update on Teal’s progress toward the revenue milestones, (2) provide an illustration of the potential additional stock issuances which would be required upon achievement of each milestone using a typical recent market price, and (3) add a new risk factor on the potential dilution which could be faced by existing shareholders.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.